MyECheck, Inc.

2600 E. Bidwell Street, Suite 190

Folsom, California 95630

September 23, 2015

Via Edgar

Ivan Griswold

Katherin Wray

Attorney-Adviser

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	MyECheck, Inc.
Registration on Form 10 Amendment No. 1
Filed: August 24, 2015
SEC File No. 000-55296

Dear Ms. Wray and Mr. Griswold:

MyECheck, Inc. (“MyECheck”) received your correspondence dated September 17, 2015 offering comments on MyECheck’s Amendment No. 1 to Registration Statement on Form 10 (the “Form 10”). This letter responds to your five (5) comments listed therein. We have repeated your comments in italics and then provided our response below each comment.

General

1.             In your response letter dated August 13, 2015 you provide “proposed disclosure to be added,” rather than amending your filing to reflect our prior comments. Please ensure that in the future you amend your filing, or tell us why you believe that no amendment is necessary, rather than providing disclosure in your response letter.

We note your comment to our response letter dated August 13, 2015, and will ensure that future responses are in accordance with SEC standards.

Business, page 4

2.	We note your disclosure stating that “MyECheck is the pioneer of the fully electronic check, the leader in electronic check technology, and the trusted advisor in the rapidly evolving landscape of consumerism in the payments industry” (emphasis added). Please provide us with substantiation for your description of this market position.

We note your comment and have amended the first sentence of Item 1. Business, subcategory Business Summary, of the Form 10 to provide that MyECheck is one of the pioneers and leaders of the electronic check industry. We believe that MyECheck’s novel patented technology described in the Form 10 is evidence of MyECheck’s pioneering innovation in the electronic check industry.

3.	You state that you offer “a suite of mobile payment apps that can be downloaded onto any smart mobile device.” Yet elsewhere in your filing, such as in the second risk factor on page 6, you state that the launch of the apps may not occur. Please revise throughout to describe consistently whether such apps have already been launched.

We note your comment and have revised the disclosure under our services Mobile Payment Apps, to describe consistently the status of our apps and the launch of said apps on page 6 of Item 1 of the Form 10.

Financial Information

Results of Operations, page 16

4.            Your disclosures in this section appear to be a mere recitation of information contained in the line items evident from a review of your financial statements. Please expand your disclosure to identify and quantify the factors that impacted your results of operations. Refer to Item 2 of Form 10 and Item 303(a) of Regulation S-K.

We note your comment and have expanded the disclosure to identify and quantify the factors that impacted our results of operations commencing on page 16 and concluding on page 18 of Item 2 of the Form 10.

Exhibits, page 26

5.            We note that your index and exhibits no longer include financial statements for Seergate, Ltd. For the latest required unaudited interim period that precedes the acquisition and the corresponding unaudited interim period of the preceding year. Please include the interim financial statements required by Rule 8-04 of Regulation S-X.

We have not included interim financial statements for Seergate, Ltd. for the latest unaudited interim period that precedes the acquisition because Seergate, Ltd. qualifies as a “foreign business” under Rule 1-02(l) of Regulation S-X.  Specifically, Seergate: (i) is an Israeli corporation; (ii) more than 50% of its shareholders were neither residents nor citizens of the United States; and (iii) more than 50% of its assets are located outside the United States.  Since Seergate is a foreign business, under Rule 8-04(e) our submission of an annual report (Exhibit 10.26) for Seergate, Ltd. and the Unaudited Pro Forma Condensed Combined Financial Information for the Twelve Months Ended December 31, 2014 and the Six Months Ended June 30, 2015 (Exhibit 10.27), satisfies the financial statement requirements of Rule 8-04 and, accordingly, no interim financial statements are required for Seergate, Ltd.

On another note, please be advised that the Company is concurrently filing amendments to the Company’s previously filed 10-Q’s in the years 2008 and 2009. The amendments were necessary to correct an erroneous statement that appears in each of those filings.

Please let us know if these responses address your concerns satisfactorily.

Respectfully submitted,

MYECHECK, INC.

/s/ Edward R. Starrs, Chief Executive Officer